Golden Matrix Group, Inc.

April 29, 2022

VIA EDGAR

Division of Corporate Finance

Office of Technology

U.S. Securities and Exchange Commission

Attn: Anna Abramson, Staff Attorney

Washington D.C. 20549

Phone: (202) 551-4969

Re:	Golden Matrix Group, Inc.
Form S-3 Registration Statement
File No. 333-264446

Acceleration Request

Request Date:  Tuesday, May 3, 2022

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Abramson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golden Matrix Group, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Tuesday, May 3, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

            The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Anthony Brian Goodman
Anthony Brian Goodman President and Chief Executive Officer